Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

January 20, 2017

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	World Currency Gold Trust

Amendment No. 5 to Registration Statement on Form S-1

Filing Date: January 9, 2017

File No. 333-206640

Dear Ms. McManus:

This letter is submitted by World Currency Gold Trust (the “Registrant”) in response to your letter dated January 19, 2017, relating to the above referenced filing by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 6 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

As previously discussed with Staff, the Registrant has scheduled Thursday, January 26 as the date on which it will begin offering its Shares to lead market makers, Authorized Participants and the Seed Capital Investor for purposes of the initial seeding of the Fund. The Shares are scheduled to begin trading on the Listing Exchange on Monday, January 30. The Listing Exchange has obtained an order of the Commission permitting the listing of the Shares. See Exchange Act Rel. No. 34-79518 (Dec. 9, 2016). We trust that the following responses address the Staff’s comments to the Staff’s satisfaction and we look forward to working with you in order to expeditiously accelerate the effective date of the Registration Statement.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

General

1.	Please revise your disclosure to identify the Seed Capital Investor and specify the relationship between the Seed Capital Investor and the Sponsor. Refer to Item 508 of Regulation S-K.

RESPONSE: The disclosure has been revised to identify the Seed Capital Investor and to specify the relationship between the Seed Capital Investor and the Sponsor.

Breakeven Analysis, page 60

2.	Please tell us how you determined $115.91 is the initial selling price. Within your response, please reconcile this amount to the $130 amount on the cover page.

RESPONSE: As disclosed in the Breakeven Analysis, the Analysis assumes that the NAV per Share of the Fund is equal to 1/10th of the price of Gold Bullion as of December 30, 2016 based on the LBMA Gold Price AM. The LBMA Gold Price AM on December 30, 2016 was $1,159.10.

This pricing formula was used for the Breakeven Analysis because the Registrant intends to sell its shares to the Seed Capital Investor, lead market markets and Authorized Participants using the same formula.

Given the level of the LBMA Gold Price AM on January 6, 2017 ($1,178.00), the business day immediately preceding the date on which the Registration Statement was filed, the Registrant conservatively and in good faith estimated $130 per share for purposes of calculating the registration fee. The Registrant used this higher price in recognition that the offering is scheduled to commence near the end of January and it was possible that the price of gold could surge between the time of paying the registration fee and the commencement of the offering.

Plan of Distribution, page 75

3.	We note your disclosure that the Seed Capital Investor will not act as an Authorized Participant with respect to the Seed Creation Units. Please revise to clarify how its activities with respect to the Seed Creation Units will be distinct from those of an Authorized Participant. Tell us if the Seed Capital Investor is a registered broker-dealer. Please also clarify whether the Seed Capital Investor may act as an Authorized Participant to purchase Creation Units in the future.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

RESPONSE: The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that all bilateral swaps, such as the Gold Delivery Agreement, be transacted only by parties that qualify as eligible contract participants (“ECPs”). For the Fund to qualify as an ECP, the Fund must, among other things, have total assets exceeding $10,000,000 at the time it enters into a transaction under the Gold Delivery Agreement. The Seed Capital Investor intends to purchase Shares to ensure that the Fund has sufficient assets to satisfy the ECP standard.

Unlike most Authorized Participants, the Seed Capital Investor is not a registered broker-dealer and is not in the business of purchasing and selling securities for its own account or the accounts of others. Further, it is not in the business of acquiring shares of affiliated funds. This seed capital arrangement is a “one-off” accommodation by the Seed Capital Investor with the purpose of ensuring that the Fund is positioned to satisfy an applicable regulatory requirement. The Seed Capital Investor will not act as an Authorized Participant to purchase (or redeem) Creation Units in the future.

Consistent with the foregoing, the Plan of Distribution section of the prospectus has been revised to clarify how the Seed Capital Investor’s activities with respect to the Seed Creation Units will be distinct from those of an Authorized Participant.

Statement of Financial Condition, page F-3

4.	We note you have provided an audited statement of financial condition for the Fund. Please revise your filing to also include audited financial statements for the Trust. Reference is made to Question 104.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE: For the reasons set forth below, the Registrant respectfully has not revised the filing as requested by the Staff.

Question 104.01 of the Securities Act Sections Compliance and Disclosure Interpretations (the “CDI”) addresses the circumstance of a statutory trust registering the offer and sale of beneficial units in multiple series on a single registration statement. Here, the Registrant, a Delaware statutory trust, is registering beneficial units in a single series on the Registration Statement. It is the Sponsor’s intention, however, to file a registration statement covering additional series of the Trust in the near future.

With regard to this Registration Statement, the CDI clarifies that when a statutory trust registers beneficial units in multiple series, “the disclosure in the Securities Act registration statement or Exchange Act report should be presented on a series basis, including series-level (1) financial statements and audit opinions . . . .” This is how the

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Registrant has presented the financial statements for the offering of the sole series being registered on the Registration Statement. Importantly, the CDI does not state that separate trust level financial statements also are required to be presented. In fact, it is fairly read to prohibit the presentation of financial statements on other than a series-by-series basis.

Finally, it is worth noting that the financial statements presented in the Registration Statement with respect to the Registrant’s series, the SPDR® Long Dollar Gold Trust, are in effect the financial statements of the Trust. There are no other assets or liabilities attributable to the “trust” or to any other series of the Registrant. We note that Note 1 to the financial statements provides that the “The Trust has established five separate series.” We wish to clarify for the Staff that the other four series of the Trust have not commenced operations and have no assets or liabilities. The Trust, however, has taken the corporate actions necessary to establish and designate such series as additional series of the Trust. These are the additional series whose offerings the Trust intends to register with the Commission in the near future, as noted in the first paragraph of this response. The prospectus has been revised under the heading “Description of the Trust” to clarify that, as of the date of the prospectus, five series have been established, four of which have not commenced operations and have no assets or liabilities.

Notes to the Statement of Financial Condition, page F-4

5.	Please revise to disclose how you will account for gold.

RESPONSE: The Notes have been revised to disclose how the Registrant will account for gold.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi

Christopher D. Menconi

cc:	Gregory S. Collett, WGC USA Asset Management Company, LLC

Rahul Patel, Esq., U.S. Securities and Exchange Commission